UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

BRERA HOLDINGS PLC
(Name of Issuer)

Class B Ordinary Shares, $0.005 nominal value per share
(Title of Class of Securities)

G13311108
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

CUSIP No. G13311108

1.	NAMES OF REPORTING PERSONS Pinehurst Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	2,250,000(1)(2)
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	2,250,000(1)
	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.2%(3)
12.	TYPE OF REPORTING PERSON OO

(1)	Reflects 2,250,000 class B ordinary shares, $0.005 nominal value per share (“Class B Ordinary Shares”), of Brera Holdings PLC (the “Issuer”), issuable upon conversion of 2,250,000 class A ordinary shares, $0.005 nominal value per share (“Class A Ordinary Shares”), of the Issuer, held directly by Pinehurst Partners LLC. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.

(2)	The holders of Class A Ordinary Shares are entitled to ten (10) votes for each Class A Ordinary Share held of record, and the holders of Class B Ordinary Shares are entitled to one (1) vote for each Class B Ordinary Share held of record, on all matters submitted to a vote of the shareholders. The amounts of voting power reflect the assumed prior conversion of the Class A Ordinary Shares beneficially owned by the Reporting Persons (as defined below) into Class B Ordinary Shares.

(3)	The calculation assumes that there was a total of 6,210,000 Class B Ordinary Shares outstanding as of December 31, 2023, which is the sum of (i) the 3,960,000 Class B Ordinary Shares outstanding as of December 31, 2023, and (ii) the 2,250,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by the Reporting Persons (as defined below).

Page 3 of 6 pages

CUSIP No. G13311108

1.	NAMES OF REPORTING PERSONS Daniel Joseph McClory
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	2,300,000(2)(4)
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	2,300,000(4)
	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,300,000(4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.7%(5)
12.	TYPE OF REPORTING PERSON IN

(4)	Reflects 2,300,000 Class B Ordinary Shares of the Issuer issuable upon conversion of 2,300,000 Class A Ordinary Shares, consisting of (i) 50,000 Class A Ordinary Shares held directly by Daniel Joseph McClory and (ii) 2,250,000 Class A Ordinary Shares held by Pinehurst Partners LLC, which Daniel Joseph McClory is deemed to beneficially own. The Class A Ordinary Shares will convert on a one-to-one basis into Class B Ordinary Shares (i) at the option of the holder or (ii) automatically upon the transfer of the Class A Ordinary Shares, except upon transfer to another holder of Class A Ordinary Shares.

(5)	The calculation assumes that there was a total of 6,260,000 Class B Ordinary Shares outstanding as of December 31, 2023, which is the sum of (i) the 3,960,000 Class B Ordinary Shares outstanding as of December 31, 2023, and (ii) the 2,300,000 Class B Ordinary Shares issuable upon conversion of the Class A Ordinary Shares beneficially owned by the Reporting Persons (as defined below).

Page 4 of 6 pages

CUSIP No. G13311108

Item 1.

(a)	Name of Issuer: Brera Holdings PLC

(b)	Address of Issuer’s principal executive offices: Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Y6, Ireland

Item 2.

(a)	Name of person filing:

This statement is being jointly filed by Pinehurst Partners LLC, a Colorado limited liability company, and Daniel Joseph McClory, an individual (together, the “Reporting Persons”).

(b)	Address of the principal business office or, if none, residence:

The principal business address of Pinehurst Partners LLC is 6526 Gunpark Drive, Suite 370-103, Boulder, CO 80301. The residence of Daniel Joseph McClory is 37 Cardiff, Laguna Niguel, CA 92677.

(c)	Citizenship: Pinehurst Partners LLC is a Colorado limited liability company. Daniel Joseph McClory is a citizen of the United States and Italy.

(d)	Title of class of securities: Class B Ordinary Shares, $0.005 nominal value per share

(e)	CUSIP No.: G13311108

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 5 of 6 pages

CUSIP No. G13311108

Item	4. Ownership.

(a)	Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	See Row 5 of the cover page for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote:	0
	(iii)	Sole power to dispose or to direct the disposition of:	See Row 7 of the cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Page 6 of 6 pages

CUSIP No. G13311108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024	Pinehurst Partners LLC

	By:	/s/ Daniel Joseph McClory
	Name:	Daniel Joseph McClory
	Title:	Managing Member

/s/ Daniel Joseph McClory
Daniel Joseph McClory